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      							OMB Number			3235-0104
								Expires:	September 30, 1998
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								hours per response		0.5



			U.S. SECURITIES AND EXCHANGE COMMISSION
					Washington, D. C. 20549
						   FORM 3
			INITIAL STATEMENT OF BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
	Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person
	McBaine, J.     Patterson,  50 Osgood Place, San Francisco, CA 94133
	(Last),	(First)	(Middle),	(Street),		(City)	(State)
	(Zip)

2.	Date of Event Requiring Statement (Month/Day/Year) 6/6/00

3.	IRS or Social Security Number of Reporting Person (Voluntary)
________

4.	Issuer Name and Ticker or Trading Symbol  (ATCM)

5.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			__X_ 10% Owner

	____ Officer (give		____ Other (specify
          title below)			  below)
			______________________

6.	If Amendment, Date of Original (Month/Day/Year)
______________________

7.	Individual or Joint/Group Filing (Check Applicable line)

	__X_ Form filed by one Reporting Person

	____ Form filed by More than One Reporting Person

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FORM 3 (continued)							Page ___ of ___ Pages

Table I - Non-Derivative Securities Beneficially Owned


1.	Title of Security
	Common Stock

2.	Amount of Securities Beneficially Owned (Instr. 4) 447,064

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)  I

4.	Nature of Indirect Beneficial Ownership (Instr. 5) By Limited
Partnerships and Investment Advisory Accounts*

1.	Title of Security
	Common Stock

2.	Amount of Securities Beneficially Owned (Instr. 4) 24,000

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)  D

4.	Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder:	Report on a separate line for each class of
		securities beneficially owned directly or indirectly.	(Over)

* If the form is filed by more than one reporting person,
  see Instruction 5(b)(v).							SEC 1473 (7-
96)

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FORM 3 (continued)							Page ___ of ___ Pages

Table II -	Derivative Securities Beneficially Owned
		(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security
___________________________________________

2.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

3.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 4)


	Title ________________________	Amount or Number of Shares
	__________

4.	Conversion or Exercise Price of Derivative Security
	_______________

5.	Ownership Form of Derivative Security:
	Direct (D) or Indirect (I) (Instr. 5)
	____________________

6.	Nature of Indirect Beneficial Ownership (Instr. 5)
	_____________________________________________________________________
_
__________________________________________________________________________
_

Explanation of Responses: *The Reporting Person has only a pro-rata interest in the entity and disclaims beneficial ownership of the securities reported except to the extent of the Reporting Person's pecuniary interest.

							J. Patterson McBaine, 		7/10/00
							**Signature of Reporting Person   Date




**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



M-CORP\IA-13/16\1007849